SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                          HOMELAND HOLDING CORPORATION
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    43739T104
                                    ---------
                                 (CUSIP Number)

                                  July 1, 2000
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  43739T104                                          Page 2 of 12 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          640,541
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          640,541
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.00%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  43739T104                                          Page 3 of 12 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          640,541
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          640,541
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  640,541

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.00%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  43739T104                                          Page 4 of 12 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                           0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages



Item 1(a)         Name of Issuer:

                  Homeland Holding Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2601 Northwest Expressway
                  Oil Center-East
                  Suite 1100E
                  Oklahoma City, Oklahoma 73112

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller may no longer be deemed the beneficial owner of securities held for the account of Quantum Partners, and is no longer a Reporting Person. Mr. Soros is the Chairman and President of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company; and

                  ii)      Mr. Soros is a United States citizen.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

                                                              Page 6 of 12 Pages


Item 2(e)         CUSIP Number:

                  43739T104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 5, 2000, each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the 640,541 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 13.00% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

    SFM LLC
    -------

    (i)   Sole power to vote or to direct the vote:                      640,541

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         640,541

    (iv)  Shared power to dispose or to direct the disposition of:             0

     Mr. Soros
     ---------

    (i)   Sole power to vote or to direct the vote:                      640,541

    (ii)  Shared power to vote or to direct the vote:                          0

    (iii) Sole power to dispose or to direct the disposition of:         640,541

    (iv)  Shared power to dispose or to direct the disposition of:             0


Item 5.           Ownership of Five Percent or Less of a Class:

                  As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

                                                              Page 7 of 12 Pages

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                              Page 9 of 12 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


F.        Joint  Filing  Agreement,  dated as of July 5, 2000,  by and among Soros Fund  Management  LLC, Mr.  George Soros and Mr.
          Stanley F. Druckenmiller....................................        10

G.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr.......................................       11

H.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus
          and Mr. Richard D. Holahan, Jr. ............................        12